

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

<u>Via-Email</u>
Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd
830 Third Avenue, 3rd Floor
New York, NY 10022

  Re: **Progress Software Corporation**
     Preliminary Proxy Statement on Schedule 14A
     Filed March 5, 2012 by Starboard Value and Opportunity Master Fund Ltd
     et al.
     File No. 033-41752

Dear Mr. Smith:

   We note from Progress Software Corporation's Form 8-K filed on May 7, 2012, you notified Progress Software that you withdrew your slate of nominees for election to Progress Software's board of directors. Given that the proxy contest has ended, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Maryse Mills-Apenteng

             Maryse Mills-Apenteng
             Special Counsel

cc: <u>Via-Email</u>
   Steve Wolosky, Esq.
   Olshan Grundman Frome Rosenzweig & Wolosky LLP